September 8, 2010
VIA FEDERAL EXPRESS
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Cray Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Form 10-Q for Fiscal Quarter Ended June 30, 2010 Filed August 6, 2010 File No. 000-26820
Dear Ms. Collins:
On behalf of Cray Inc. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 10, 2010 (the “Comments”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) as filed with the Commission on March 16, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 as filed with the Commission on August 6, 2010 (the “Staff Letter”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics. Except as otherwise indicated, page references herein correspond to the page of the Form 10-K or Form 10-Q, as applicable.
Form 10-K for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 31
1.
We note from your response to prior comment 1 that due to the nature and size of your contracts, backlog can fluctuate significantly from one period to the next, and therefore you believe backlog it is not a meaningful indicator of future business prospects. We further note that many of your orders from the U.S. government are not funded at the time of contract signing and are subject to fiscal funding risk and therefore, do not constitute firm backlog. Please tell us your consideration to disclose (a) amounts that are funded and otherwise firm as backlog pursuant to Item 101(c)(1)(viii) and (b) those amounts under contract that have yet to be funded or are not firm as unfunded backlog, with related discussion regarding the fluctuations period over period and fluctuations anticipated in the future as part of your results of operations and future business prospects disclosures. In this regard we note your discussion of bookings and backlog as part of your earnings call for the quarter ended March 31, 2010, which seems to suggest disclosure of such amounts and related analysis are important in providing investors with insight as to how management views the business.

Securities and Exchange Commission
September 8, 2010
We respectfully maintain that estimated backlog is not a meaningful indicator of our future business prospects and could be misleading to investors. We do not believe estimated backlog at the end of any period correlates strongly with our anticipated or actual results. We also do not believe we can estimate, with a reasonable degree of certainty, how much of estimated backlog will be recognized as revenue in the next twelve month period and how much will be recognized thereafter. Several company and industry-specific factors drive these concerns, including:
•
Contracts are often amended after signing and these amendments can materially change the total value of the contract and the timing of revenue recognition. It is not unusual for a large contract to have several amendments. Some of these amendments would be significant (affecting price or deliverables) and some would be related to “funding” amendments that relate to funds available to the customer to procure the purchased items (most US government contracts are only partially funded at the signing of the contract).

•
A very large portion of backlog relates to new products that are still in development. There is significant risk related to the timing of revenue recognition for these orders and some risk that revenue will never be recognized (a higher risk when the contract includes products still in development and not anticipated to be completed in the next twelve months). For example, in 2008 one substantial contract that we would have considered in the backlog at the end of 2006 and 2007 received customer acceptance in December and therefore was 2008 revenue. The amount of revenue for this contact was approximately $100 million or 35% of our total annual revenue. The acceptance of this system could easily have occurred in early 2009 instead which would have resulted in the Company including this amount in backlog for the wrong period. In addition, after a significant contract modification the system ultimately delivered differed from the one described in the original contract and thus changed the basis for determining the revenue that was recognized.

•
The majority of our revenue is derived from multiple element arrangements and the allocation between elements can be difficult to estimate at contract signing, in part because the system configuration can change prior to shipment. As described above, larger multi-period contracts are sometimes amended after signing to reflect mutually agreed changes. The allocation of revenue to the individual elements impacts the amount that would be allocated between backlog for the next twelve months and thereafter.

•
Product revenues vary dramatically from quarter to quarter and between years. Typically only a handful of system sales represent a significant majority of product revenues in any year. The amount of orders and the level of backlog are similarly characterized by large fluctuations and therefore not necessarily indicative of our revenue prospects for future periods. For example, in years where delays occur in finalizing annual government appropriation bills into law (US Government agencies are then operating under continuing resolutions) orders may be delayed and impact the level of backlog at a point in time only to be replenished significantly a few months later following the passage of a government budget. Another example would be that backlog could be unusually high because the Company has received several orders for a future new product that is not yet available, as has been the case with our recent introduction of the Cray XE6 system. There has been a distinct lack of correlation between contracted backlog estimated at the beginning of the year and our annual results, with both beginning of the year plan revenue and actual annual revenue results varying widely from contracted backlog estimated at the beginning of the year.

Securities and Exchange Commission
September 8, 2010
•
Many factors impact our ability to accurately estimate the timing of delivery and acceptance of ordered products and therefore revenue recognition for backlog in any twelve month period. Factors affecting the timing of delivery include changes in the estimated timing of product development of new technology, the availability of the customer’s facility necessary to house the delivered product, delays in receiving components from vendors and longer than estimated production cycles. Revenue recognition for our systems is also dependent on the timing of customer acceptance, which in turn is dependent on a variety of factors including achieving predetermined performance levels on a variety of tests. These acceptance tests can be complex and lengthy (sometimes in excess of six months), and it is difficult to predict in advance when a system will be accepted, and whether such acceptance testing will result in modifications to the products ultimately purchased.

•
Also, when determining our range of estimates, we use considerable judgment regarding the inclusion of information not yet publically available. Backlog typically excludes anticipated orders, even when previously announced by our customer, for which definitive contracts have not been executed. The probability of revenue resulting from certain procurement “awards” for which a contract has not been executed, however, may be nearly as high as the probability of revenue resulting from other contracted for, “firm” orders. Therefore, determining which potential orders are considered “firm” such that they would be included in backlog draws a somewhat arbitrary line not necessarily related to the probability of future revenue, which could mislead investors as to our future financial results. To remedy this by including not-yet-contracted opportunities would require us to make highly subjective decisions on the probability of closure of those opportunities. Also, disclosing a potential order before it is actually contracted can negatively impact our negotiation leverage and therefore our ability to in fact close the deal as expected.

•
Lastly, certain of our significant customers would be concerned about our backlog disclosures. We often receive individual orders that we cannot specifically disclose from the intelligence community and other government agencies whose budgets are classified. They view the disclosure of their relationship and spending levels with Cray to be confidential for national security reasons. Because non-classified, significant orders are typically announced and classified orders are not, our contracts with these agencies could be inferred from our backlog disclosure, particularly in periods when our backlog is relatively modest from non-Intelligence customers.

We note that although we discussed orders in general during our first quarter earnings call, we specifically did not provide an estimate of backlog because we believed such disclosure would be misleading to investors for the reasons discussed above. We also note that estimated contracted backlog at the beginning of 2010 was not representative of our anticipated 2010 revenues. Conversely, our 2010 plan and potential results considered several significant opportunities in the later stages (some with classified sites) as well as several factors noted above. Many of these potential opportunities, were contracted and announced prior to our first quarter earnings call (four months after year-end), and had generated significant investor inquiry. Our disclosure was designed to put these contracts into context and to remind investors that, for 2010, important risks remained regardless of our success at winning new business: completing product development, manufacturing and delivery of a new Cray supercomputer in time and with the appropriate reliability to allow the Company to obtain the customer acceptances necessary to achieve recognize revenue on these systems in 2010.
We note that, although our main competitors do not disclose backlog, certain competitors have a policy indicating why backlog is not disclosed. We will consider including disclosure similar to that one below in future Form 10-K filings:

Securities and Exchange Commission
September 8, 2010
“We do not believe backlog is a meaningful indicator of our future business prospects due to the uncertainty of converting orders into recognized revenue in any given period or at all. Factors impacting the amount of backlog and our ability to recognize revenue from backlog in any given period include the possibility of significant contract amendments, the timing of our product development, manufacturing and delivery schedules and changes in delivery schedules requested by our customers. Therefore, we believe that backlog information is not material to an understanding of our overall business.”
Part III (Incorporated by reference from the Definitive Proxy Statement filed on April 22, 2010)
Compensation of the Executive Officers
Annual Cash Incentive Compensation Plan
Individual Balanced Scorecards, page 28
2.
We note your response to prior comment 7. Item 402(b) of Regulation S-K requires disclosure of the material elements of a named executive officer’s compensation. As Dr. Williams’ product development and engineering budget management goals constituted 60% of her bonus scorecard, a brief description of these goals, as well as disclosure of any related qualitative or quantitative targets, appears warranted. Refer to Item 402(b)(vii) of Regulation S-K. Similarly, since the Cray CX1 system revenue targets constituted 30% of Mr. Miller’s scorecard, disclosure of these targets also appears to be required. Please provide this information in your response letter. Alternatively, if you believe, as you indicate in your response letter, that disclosure of Dr. Williams and Mr. Miller’s performance targets is not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis that explains how disclosure of such targets would cause you competitive harm.

We respectfully maintain that additional disclosure regarding Dr. Williams’ product management and engineering budget management goals and Mr. Miller’s CX1 system revenue targets would not provide material information to investors, and we believe such disclosure may in fact result in investor confusion. As a result, we respectfully submit that such additional disclosure is not required pursuant to Item 402(b) of Regulation S-K.
Out of three product development goals for Dr. Williams (totaling 40%), two specifically related to planned future Cray components (as opposed to Cray system-level goals) and one related to integration of a third-party vendor’s planned future component. The relevance of these components to future Cray systems and the specific milestones and timing related to such components would not be meaningful to investors without a considerable amount of additional background and disclosure about Cray’s future product roadmaps, technology and positioning relative to competitors’ future products. We do not believe that the disclosure of such detail is required pursuant to Item 402(b) of Regulation S-K, and we believe the disclosure of such detail would, in any event, likely confuse readers that do not already have an understanding of the specific technology associated with high performance computing systems.
Also, as previously discussed, Dr. Williams’ engineering budget management goal (20%) was based on targets that reflected department-specific leadership factors that result in the composition of the targets differing from any line item in our publicly disclosed financial results. Specifically, her budget targets only reflect a subset of gross research and development expenditures because they excluded certain “non-controllable” costs such as stock compensation, facilities allocation, data center allocation and product development departments not under her control. For disclosure of the targets to provide meaningful information to investors, a discussion of Cray’s internal cost allocation methodology for budget purposes and internal organizational structure would be required. Again, we do not believe that disclosure of such detail is required and believe it would likely be more confusing than helpful to investors.

Revenues associated with the Company’s CX1 system sales were not material at the time the 2009 bonus plan was implemented, were not expected to be material in 2009 and in fact were not material in 2009. As a result, the Company does not believe that revenue from the CX1 product line must be disclosed separately and has not disclosed such disaggregated revenue. Disclosure of specific CX1 revenue targets for Mr. Miller, therefore, would not be meaningful to investors as there would be no context within which to judge such targets (i.e., the disclosure of such specific targets would not allow a reader to judge whether such targets were “easy” or “difficult” by comparing to historical or projected future CX1 revenues as such revenues have not been disclosed). Cray has, however, commented on the difficulty of the 2009 bonus targets in general, stating:
We believe that the Compensation Committee and the Board have historically set performance targets for our annual cash incentive plan that are achievable, but require significant effort to be met, with annual incentive awards at target being at substantial risk and incentive awards above target being very difficult to realize. In the past nine years, we paid no cash incentive awards for 2001, 2004, 2005 or 2007, paid at-target awards for 2006, paid above-target awards for 2002, 2003 and 2008 and paid below-target awards for 2009.
We believe, therefore, that the Individual Balanced Scorecards disclosure for Mr. Miller, coupled with the above-referenced disclosure, satisfy the requirements of Item 402(b) of Regulation S-K.
Although we believe that disclosure of certain of the additional detail referenced above that would be necessary to provide context and meaning to the targets in question would cause Cray competitive harm, we respectfully submit that additional disclosure for Dr. Williams or Mr. Miller is not required pursuant to Item 402(b) of Regulation S-K for the reasons stated above and therefore do not believe a supplemental analysis that explains how such additional disclosure would cause us competitive harm is necessary.
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 6
3.
We note your response to prior comment 8 regarding the various methodologies used to determine the estimated selling price for each deliverable in your multiple element arrangements. In an effort to understand the significance of these methodologies, please tell us how frequently the company is able to determine the best estimate of selling price based on VSOE versus how often you rely on estimated selling price (ESP). If a significant number of your arrangements require the use of ESP, please explain further the factors you noted in determining the estimated selling price for your deliverables and discuss how those factors and other inputs are used in the estimation process and what other trends and techniques are incorporated into the analysis.

Securities and Exchange Commission
September 8, 2010
We follow the selling price hierarchy in determining the best estimate of the selling price of each deliverable. We are able to obtain vendor specific objective evidence (VSOE) for maintenance and certain other service deliverables in determining our best estimate of selling price. The selling price for these deliverables is based on renewal rates for the same services.
When we are not able to establish VSOE for all deliverables, we attempt to establish the selling price of each element based on third-party evidence (TPE). As we indicated in our prior response, we are seldom able to obtain TPE because our offerings are highly differentiated and we are often unable to obtain reliable information on the products of our competitors as important details of competitive bids are not available to us.
For the remaining deliverables where we are unable to obtain VSOE or TPE, we use estimated selling price (ESP) in our allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. This includes the significant majority of our revenues as a result of bundled arrangements as such revenue includes sales of our supercomputer system themselves.
In determining ESP, we use either the list price less a discount or our cost to provide the product or service plus a margin. When using list price less a discount we use an average of the discount from list price for previous transactions, weighted for the size of the transaction and considering any changes to list prices. The data is collected from prior sales, but may not have the sample size or consistency to establish VSOE but is sufficiently objective to estimate the selling price for purposes of revenue recognition. When using cost plus a margin we consider the total cost of the product or service, including customer-specific and geographic factors. We also consider the historical margins of the product or service and any changes to pricing methodologies or cost drivers that would cause future margins to differ from historical margins. For these elements, we regularly review the methodology used to determine ESP to ensure we arrive at our best estimate of ESP.
We regularly review VSOE, TPE and ESP and maintain effective internal controls over the establishment and update of these estimates.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding this letter to the undersigned by telephone at (206) 701-2168 or by facsimile at (206) 701-2218. Thank you for your assistance.
Respectfully yours,
/s/ Brian Henry
Brian Henry
Executive Vice President and
Chief Financial Officer

cc:
Melissa Kindelan, Staff Accountant, Securities and Exchange Commission
Matthew Crispino, Staff Attorney, Securities and Exchange Commission
David Orlic, Staff Attorney, Securities and Exchange Commission
Alan C. Smith, Fenwick & West LLP